SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

December 6, 2002

IFCO SYSTEMS N.V.
(Translation of registrant’s name into English)

Rivierstaete, Amsteldijk 166
1079 LH Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                                                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                                               N/A.

Press Release

The registrant has made a press release dated December 6, 2002 announcing the implementation of capital measures relating to the restructuring of its EUR 200 million 10.625% Senior Subordinated Notes due 2010 pursuant to the Restructuring Agreement, dated September 18, 2002, by and among the registrant, Schoeller Logistic Technologies Holding GmbH, Schoeller Logistic Systems GmbH and the Consenting Noteholders that are signatories thereto. The measures announced by the registrant include (i) reduction in the nominal value of its ordinary shares, (ii) consolidation of its ordinary shares, and (iii) conversion of the registered ordinary shares listed on the Frankfurt Stock Exchange to bearer ordinary shares. The press release is attached to this report as Appendix A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IFCO SYSTEMS N.V. (Registrant)

Date: December 6, 2002	/s/ MICHAEL W. NIMTSCH By:
Michael W. Nimtsch Senior Executive Vice President and Chief Financial Office

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APPENDIX A
FOR IMMEDIATE RELEASE
Date: 6 December 2002
Frankfurt:(IFE)

IFCO Systems N.V. Announces Implementation of Measures Relating to its Debt Restructuring

Amsterdam, 6 December--IFCO Systems N.V. (“IFCO” or the “Company”) today announced that several measures relating to the planned restructuring of the Company’s EUR 200 million 10.625% Senior Subordinated Notes due 2010 (the “Notes”) pursuant to the restructuring agreement (the “Restructuring Agreement”) will take effect on Monday, December 9, 2002.

Effective as of the commencement of trading on Monday, December 9, 2002, the trading in the ordinary shares of the Company on the Frankfurt Stock Exchange will be adjusted to reflect (i) a reduction in the nominal value of the ordinary shares from EUR 2 to EUR 0.01 per share; (ii) a reduction of the number of ordinary shares of the Company currently issued from 44 million to 4.4 million through a ten-to-one consolidation (consolidation of ten shares with a nominal value of EUR 0.01 to one share with a nominal value of EUR 0.10); and (iii) conversion of the registered ordinary shares of the Company listed on the Frankfurt Stock Exchange into bearer ordinary shares. With respect to the share consolidation, one post-consolidation ordinary share will, at the moment of consolidation, equal ten pre-consolidation ordinary shares.

The reduction in capital and share consolidation were implemented on December 4, 2002 and also affect the Company’s ordinary shares of New York registry. Holders of the Company’s New York registry shares may continue to take action to have their shares transferred to the Company’s German register for trading on the Frankfurt Stock Exchange. Any holders desiring to transfer their New York shares should either contact their broker or, for holders of certificated shares, the Company’s transfer agent, Deutsche Bank AG in New York (+1 (212) 602-3761) to initiate the transfer process. Although the number of shares has been reduced through the share consolidation, the administrative transfer fee charged by the Company’s transfer agent will remain at $0.05 per share, resulting in a reduced transfer cost.

These capital measures are part of the previously announced restructuring of the Company under the terms of the Restructuring Agreement. The Company will continue to move forwards towards completing the restructuring, subject to the conditions set forth in the Restructuring Agreement.

For further information, please contact:

IFCO Systems N.V.
Karl Pohler, Chief Executive Officer	Tel: +49 89 7449 1112
Michael Nimtsch, Chief Financial Officer	Tel: +49 89 7449 1121
Gabriela Sexton, Investor Relations	Tel: +49 89 7449 1223

Financial Advisors to the Company:
Gleacher & Company
Robert A. Engel, Managing Director	Tel: +44 207 484 1121
Kenneth Ryan, Director	Tel: +44 207 484 1133

Financial Advisors to the Ad Hoc Committee of Noteholders:
Close Brothers Corporate Finance Limited
Peter Marshall	Tel: +44 207 655 3100

Houlihan Lokey Howard & Zukin Capital
Joseph Swanson, Senior Vice President	Tel: +44 207 839 3355
Milos Brajovic, Vice President	Tel: +44 207 747 2722

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The statements in this press release regarding management’s expectations, estimates and projections constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are subject to risks and uncertainties that could cause IFCO Systems’ results to differ materially from those expectations. Such risks and uncertainties include, but are not limited to: (1) the Company’s significant indebtedness; (2) the Company’s ability to complete a restructuring of its debt; (3) the cost and availability of financing for operations, capital expenditures, and contemplated growth; (4) the ability to comply with covenants of credit agreements to which IFCO Systems is a party and to make required payments of interest and principal; (5) the ability to comply with covenants of the indenture governing the Company’s senior subordinated notes and to make required payments of interest and principal; (6) IFCO Systems’ ability to effectively integrate its operations and achieve its operational and growth objectives; (7) the competitive nature of the container businesses, including returnable plastic containers, or RPCs, and pallets; (8) customer demand and business and economic cycles; (9) seasonality; (10) weather conditions; (11) availability and cost of used pallets; (12) changes in national or international politics and economics; (13) currency exchange rate fluctuations; and (14) changes in capital and financial markets, including the performance of companies listed on the Frankfurt Stock Exchange. This announcement should be read in conjunction with the filings made by the Company with the U.S. Securities and Exchange Commission and the Frankfurt Stock Exchange. These filings disclose risk factors and other information that could cause actual results to materially differ from management’s expectations.

For more information please contact:
Gabriela Sexton
Investor Relations
IFCO Systems N.V.
Zugspitzstrasse 15
82049 Pullach - Germany
+49 89 744 91 223
email: Gabriela.Sexton@ifco.de

These materials are not an offer for sale of securities in the United States. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933 or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the Company and management, as well as financial statements.
For the listing of the Company’s new ordinary shares and warrants on the Frankfurt Stock Exchange, a listing prospectus will be prepared. To the extent permissible under applicable securities laws, the Company will inform shareholders when and where the listing prospectus will become available.

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